UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 30)1

Steel Connect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

858098 10 6

(CUSIP Number)

Warren G. Lichtenstein

Steel Partners Holdings L.P.

590 Madison Avenue, 32nd Floor

New York, New York 10022

(212) 520-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

HANDY & HARMAN LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,436,715
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,436,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,436,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%
14	TYPE OF REPORTING PERSON

CO

2

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WHX CS CORP.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		5,940,170
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

5,940,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,940,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.8%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL EXCEL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		8,436,715
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

8,436,715
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,436,715
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.0%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

LESS THAN 1%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,333,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,333,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,333,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%
14	TYPE OF REPORTING PERSON

PN

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

6

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

SPH GROUP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,833,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,833,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,833,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

7

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

SPH GROUP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		34,833,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

34,833,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,833,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

41.1%
14	TYPE OF REPORTING PERSON

OO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

8

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

STEEL PARTNERS HOLDINGS GP INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		42,333,555*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

42,333,555*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42,333,555*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49.9%
14	TYPE OF REPORTING PERSON

CO

* Includes 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note.

9

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

WARREN G. LICHTENSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,613,882
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		60,000
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,613,882
	10	SHARED DISPOSITIVE POWER

60,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,673,882
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.8%
14	TYPE OF REPORTING PERSON

IN

10

CUSIP No. 858098 10 6

1	NAME OF REPORTING PERSON

JACK L. HOWARD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		890,811
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

890,811
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

890,811
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%
14	TYPE OF REPORTING PERSON

IN

11

CUSIP No. 858098 10 6

The following constitutes Amendment No. 30 to the Schedule 13D filed by the undersigned (“Amendment No. 30”). This Amendment No. 30 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 2,496,545 Shares owned directly by HNH is approximately $9,109,689, including brokerage commissions. The Shares owned directly by HNH were acquired with the working capital of HNH.

The 5,940,170 Shares owned directly by WHX CS were transferred to WHX CS by its parent HNH.

The aggregate purchase price of the 2,245,990 Shares owned directly by SPHG Holdings is approximately $4,013,692, including brokerage commissions. The aggregate purchase price of the 35,000 shares of Series C Convertible Preferred Stock of the Issuer (the “Preferred Stock”) owned directly by SPHG Holdings is $35,000,000. The aggregate purchase price of the 2024 Note (as defined in Item 4) owned directly by SPHG Holdings is $14,940,000. The Shares, Preferred Stock and 2024 Note owned directly by SPHG Holdings were acquired with the working capital of SPHG Holdings.

The aggregate purchase price of the 7,500,000 Shares owned directly by Steel Holdings is $30,000,000. Such Shares were acquired with the working capital of Steel Holdings.

The aggregate purchase price of the 60,000 Shares owned directly by SPL is approximately $411,192, including brokerage commissions. The Shares owned directly by SPL were acquired with the working capital of SPL.

Mr. Lichtenstein directly beneficially owns 1,613,882 Shares (including 74,222 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

The aggregate purchase price of 10,000 Shares owned directly by Mr. Howard is approximately $68,530, including brokerage commissions. Mr. Howard directly beneficially owns an additional 880,811 Shares (including 74,222 unvested restricted Shares) awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On November 15, 2022, the Issuer and Steel Holdings issued a joint press release announcing the termination of the Merger Agreement pursuant to which Steel Holdings would have acquired all of the shares of Common Stock of the Issuer not already owned by Steel Holdings and certain of its affiliates. The Merger Agreement was terminated by Steel Holdings following the failure to approve the Merger by a majority of the outstanding shares of Common Stock of the Issuer not owned, directly or indirectly, by Steel Holdings, certain of its affiliates, any other officers or directors of the Issuer, or any other person having any equity interest in, or any right to acquire any equity interest in, Merger Sub or any person of which Merger Sub is a direct or indirect subsidiary, as required pursuant to the terms of the Merger Agreement.

12

CUSIP No. 858098 10 6

Concurrently with the termination of the Merger Agreement, the Support Agreement by and among the Reporting Persons and the Issuer automatically terminated.

As a result of the termination of the Merger Agreement, the Issuer will not become a wholly owned subsidiary of Steel Holdings and will remain a publicly traded company on NASDAQ.

Subject to Mr. Lichtenstein’s and Mr. Howard’s fiduciary duties as directors of the Issuer, the Reporting Persons intend to review their investment in the Issuer on a continuing basis, including the ability of the Reporting Persons to acquire the Issuer in the future. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors of the Issuer, price levels of the Common Stock of the Issuer, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate, including with respect to any and all matters referred to in Item 4 of Schedule 13D. The Reporting Persons may, at any time, change or reconsider their position and/or their purpose with regard to any or all of the foregoing.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)       The aggregate percentage of Shares reported owned by each person named herein is based upon 60,657,539 Shares outstanding, which is the total number of Shares outstanding as of October 21, 2022, as disclosed in the Issuer’s Form 10-K filed on November 9, 2022.

As of the close of business on the date hereof, HNH owned directly 2,496,545 Shares, constituting approximately 4.1% of the Shares outstanding. By virtue of their relationship with HNH discussed in further detail in Item 2, each of Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by HNH.

As of the close of business on the date hereof, WHX CS owned directly 5,940,170 Shares, constituting approximately 9.8% of the Shares outstanding. By virtue of their relationship with WHX CS discussed in further detail in Item 2, each of HNH, Steel Holdings, SPHG, SPHG Holdings, Steel Holdings GP and Steel Excel may be deemed to beneficially own the Shares owned directly by WHX CS.

As of the close of business on the date hereof, SPHG Holdings owned directly 2,245,990 Shares and beneficially owned an additional (i) 17,857,143 Shares underlying the currently convertible Preferred Stock owned directly by SPHG Holdings and (ii) 6,293,707 Shares underlying the currently convertible 2024 Note owned directly by SPHG Holdings, constituting approximately 31.1% of the Shares outstanding. By virtue of their relationship with SPHG Holdings discussed in further detail in Item 2, each of Steel Holdings, SPHG and Steel Holdings GP may be deemed to beneficially own the Shares, including the Shares underlying the Preferred Stock and 2024 Note, owned directly by SPHG Holdings.

13

CUSIP No. 858098 10 6

As of the close of business on the date hereof, Steel Holdings owned directly 7,500,000 Shares, constituting approximately 12.4% of the Shares outstanding. By virtue of its relationship with Steel Holdings discussed in further detail in Item 2, Steel Holdings GP may be deemed to beneficially own the Shares owned directly by Steel Holdings.

As of the close of business on the date hereof, SPL owned directly 60,000 Shares, constituting less than 1% of the Shares outstanding. By virtue of his relationship with SPL discussed in further detail in Item 2, Warren G. Lichtenstein may be deemed to beneficially own the Shares owned directly by SPL.

As of the close of business on the date hereof, Warren G. Lichtenstein directly beneficially owned 1,613,882 Shares (including 74,222 unvested restricted Shares), constituting approximately 2.8% of the Shares outstanding.

As of the close of business on the date hereof, Jack L. Howard directly beneficially owned 890,811 Shares (including 74,222 unvested restricted Shares), constituting approximately 1.5% of the Shares outstanding.

This statement reports an aggregate of 44,898,248 Shares, including 17,857,143 Shares underlying the currently convertible Preferred Stock and 6,293,707 Shares underlying the currently convertible 2024 Note, constituting approximately 52.9% of the Shares outstanding on a fully diluted basis.

Item 5(c) is hereby amended to add the following:

(c)       On July 1, 2022, the Issuer awarded to each of Messrs. Lichtenstein and Howard, in his capacity as a director of the Issuer, 18,682 restricted Shares, which vest on July 1, 2023, provided that he remains a director of the Issuer on such vesting date. On October 1, 2022, the Issuer awarded to each of Messrs. Lichtenstein and Howard, in his capacity as a director of the Issuer, 18,283 restricted Shares, which vest on October 1, 2023, provided that he remains a director of the Issuer on such vesting date. There have been no other transactions by the Reporting Persons in the securities of the Issuer since the filing of Amendment No. 29 to the Schedule 13D.

14

CUSIP No. 858098 10 6

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2022	HANDY & HARMAN LTD.

	By:	/s/ Maria Reda
Maria Reda Secretary

WHX CS CORP.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS, LTD.

By:	/s/ Mario Marcon
Mario Marcon Chief Financial Officer

STEEL PARTNERS HOLDINGS L.P.

By:	Steel Partners Holdings GP Inc. General Partner

By:	/s/ Maria Reda
Maria Reda Secretary

SPH GROUP LLC

By:	Steel Partners Holdings GP Inc. Managing Member

By:	/s/ Maria Reda
Maria Reda Secretary

15

CUSIP No. 858098 10 6

SPH GROUP HOLDINGS LLC

By:	Steel Partners Holdings GP Inc. Manager

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL PARTNERS HOLDINGS GP INC.

By:	/s/ Maria Reda
Maria Reda Secretary

STEEL EXCEL INC.

By:	/s/ Maria Reda
Maria Reda Secretary

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Warren G. Lichtenstein

/s/ Maria Reda
MARIA REDA as Attorney-In-Fact for Jack L. Howard

16